Exhibit 99.1

VS MEDIA Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

HONG KONG, January 28, 2026 — VS MEDIA Holdings Limited (“VS MEDIA” or the “Company”) (Nasdaq: VSME), a company managing a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok, today announced that it has received notice from the Nasdaq Stock Market (“Nasdaq”) on January 27, 2026 informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) for continued listing on The Nasdaq Capital Market.

VS MEDIA was previously notified by Nasdaq on December 15, 2025 that it was not in compliance with the minimum bid price rule because its Class A ordinary share failed to meet the closing bid price of $1.00 or more for 30 consecutive business days. In order to regain compliance with the Rule, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. This requirement was met on January 26, 2026, the tenth consecutive trading day when the closing bid price of the Company’s Class A ordinary share was over $1.00. Therefore, Nasdaq considers the prior bid price deficiency matter now closed.

About VS MEDIA Holdings Limited

Founded in 2013, VS MEDIA Holdings Limited manages a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok. The Creators include influencers, KOLs—Key Opinion Leaders, bloggers, and other content creators who cultivate fanbases on social media platforms. For more information, please visit https://www.vs-media.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about potential activity under share repurchase plan. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@vs-media.com

VS MEDIA Holdings Limited Investor Contact

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Kowloon,

Hong Kong